

June 17, 2010

Gary O. Marina
Chief Executive Officer
Banyan Rail Services, Inc.
2255 Glades Road, Suite 342-W
Boca Raton, FL 33431

> **Re:    Banyan Rail Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 001-09043**

Dear Mr. Marina:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Consolidated Statements of Stockholders' Equity, page F-7

1.    Refer also to the Form 10-Q for the quarter ended March 31, 2010.  We note on page 7 and throughout your filing that you effectuated a 1-for-10 reverse stock split in April 2010. Explain to us why this reverse stock split is reflected in the financial statements for the periods ending December 31, 2009, and March 31, 2010, given that the reverse stock split went into effect subsequent to these period ends.

Note 2 – Basis of Presentation, page F-11

2.    We note that you describe the merger between you and Wood Energy, Inc., as a business combination. Please provide us your analysis of FASB ASC 805-10-55-10 through 805-10-55-15 in your determination of the accounting acquirer.

3.    Please tell us your basis in providing the financial statements of Wood Energy, Inc., and including it has part of the 10-K as well as your Form 10-Q for the quarter ended March 31, 2010. To the extent the inclusion of these financial statements satisfies the requirements of Rule 8-04 of Regulation S-X, it is unclear why these financial statements are not filed within a Form 8-K. Refer to Item 9.01(a) of Form 8-K.

Note 6 – Acquisition of The Wood Energy Group, Inc., page F-18

4.    Refer to the second tabular presentation, page F-19. We note that you determined the weighted average useful life of the acquired customer contracts to be 10.5 years. Please provide us with your calculation in determining the useful life of these contracts.

Note 17 – Income Taxes, page F-28

5.    We note that your federal net operating loss carryforward balance as of December 31, 2009 was $3,541,000, expiring between 2010 and 2029. Please revise your disclosure in future filings to disclose for each expiration date the amount of operating loss carryforward expiring.

6.    Refer also to the Form 10-Q for the quarter ended March 31, 2010. We note that you have not recorded a valuation allowance for your deferred tax assets because you determined that it is more likely than not that they will be realized. Given your net loss position in 2009 and your history of cumulative net losses, explain to us how you determined that a valuation allowance was not needed.

Form 10-Q for the quarter ended March 31, 2010

Note 5 – Convertible Debentures and Preferred Stock, page F-8

7.    We note that you recognized a gain of $25,092 as a result of the extinguishment of your outstanding convertible debentures. Please tell us whether the holders of these debentures are related parties. If so, tell us how you analyzed FASB ASC 470-50-40-2 in determining whether this extinguishment should be accounted for as a capital transaction.

Gary O. Marina
Banyan Rail Services, Inc.
June 17, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3498 with any questions.

Sincerely,


Linda VanDoorn
Senior Assistant Chief Accountant